ISSUED ON BEHALF OF RELX PLC

1 July 2019

TOTAL VOTING RIGHTS

As at 1 July 2019, RELX PLC’s capital consists of 2,013,037,833 ordinary shares of 14 51/116 pence each. RELX PLC holds 65,258,945 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,947,778,888 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.